EXHIBIT 12

STATEMENTS RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended			Year Ended
(Dollars in thousands)	February 27, 2005		February 29, 2004	November 28, 2004		November 30, 2003	November 26, 2000		November 25, 2001		November 26, 2000
Earnings:
Income (loss) before income taxes	$96,429		$(5,934)	$95,525		$(31,292)	$26,587		$222,648		$382,710
Add: Fixed charges	74,322		75,069	287,491		281,470	212,765		245,835		260,124
Add: Minority interest in consolidated subsidiaries	1,853		886	774		1,545	2,062		440		632

Total earnings	$172,604		$70,021	$383,790		$251,723	$241,414		$468,923		$643,466

Fixed Charges:
Interest expense (includes amortization of debt discount and debt issuance costs)	$68,330		$68,227	$260,124		$254,265	$186,493		$219,956		$234,098
Interest factor in rental expense(1)	5,992		6,842	27,367		27,205	26,272		25,879		26,026

Total fixed charges	$74,322		$75,069	$287,491		$281,470	$212,765		$245,835		$260,124

Ratio of earnings to fixed charges	2.3	x	—	1.3	x	—	1.1	x	1.9	x	2.5	x

Deficit of earnings to fixed charges	—		$(5,048)	—		$(29,747)	—		—		—

(1)	Utilized an assumed interest factor of 33% in rental expense.